Exhibit 12.1

CALLAWAY GOLF COMPANY

RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS

(In Thousands)

	Years Ended December 31,
	2010	2009	2008	2007	2006	2005
EARNINGS:
Income (loss) from continuing operations before income taxes and non-controlling interest	$(35,215)	$(29,128)	$100,341	$88,264	$34,987	$14,537
Fixed charges	25,352	17,304	8,817	8,523	8,369	5,624

Total earnings	(9,863)	(11,824)	109,158	96,787	43,356	20,161

FIXED CHARGES:
Interest on debt and amortization of deferred financing costs	848	1,737	4,666	5,363	5,421	2,279
Estimated interest expense included in rental expense	4,656	4,522	4,151	3,160	2,948	3,345
Preference security dividends, pre-tax	19,849	11,045	—	—	—	—

Total fixed charges	$25,353	$17,304	$8,817	$8,523	$8,369	$5,624

RATIO OF EARNINGS TO FIXED CHARGES	— (1)	— (1)	12.38	11.36	5.18	3.58

(1)	Earnings for the years ended December 31, 2009 and 2010 were insufficient to cover fixed charges by $29.1 million and $35.2 million, respectively.